Exhibit 99.2

Zhihu Inc.
知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited annual consolidated results (the "**Unaudited Annual Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**" or "**Zhihu**") for the year ended December 31, 2025 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we", "us", and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2025	2024	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**2,749,004**	3,598,905	(23.6)%
Gross profit	**1,647,745**	2,180,829	(24.4)%
Loss from operations	**(507,288)**	(481,083)	5.4%
Net loss	**(195,161)**	(168,967)	15.5%
Non-GAAP financial measures:			
Adjusted loss from operations	**(269,241)**	(405,361)	(33.6)%
Adjusted net income/(loss)	**37,871**	(96,270)	N/A

	For the Year Ended December 31,		
	2025	2024	Change (%)
	(in millions)		
Average monthly subscribing members[1]	**13.5**	15.0	(10.0)%

Note:

(1) Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization and impairment of intangible assets resulting from business acquisitions, impairment of goodwill and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Year Ended December 31,	
	2025	2024
	(RMB in thousands)	
Loss from operations	**(507,288)**	(481,083)
Add:		
Share-based compensation expenses	**87,283**	59,262
Amortization and impairment of intangible assets resulting from business acquisitions	**24,420**	16,460
Impairment of goodwill	**126,344**	–
Adjusted loss from operations	**(269,241)**	(405,361)
Net loss	**(195,161)**	(168,967)
Add:		
Share-based compensation expenses	**87,283**	59,262
Amortization and impairment of intangible assets resulting from business acquisitions	**24,420**	16,460
Impairment of goodwill	**126,344**	–
Tax effects on non-GAAP adjustments	**(5,015)**	(3,025)
Adjusted net income/(loss)	**37,871**	(96,270)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2025, we achieved profitability on a non-GAAP basis, marking an important milestone in our continued transition toward high-quality and sustainable growth. During the year, we further refined our operating strategy with a clear focus on strengthening the trustworthiness of the Zhihu community, optimizing resource allocation and improving overall operating efficiency. These initiatives have helped reinforce the foundation of our community ecosystem while enabling us to deliver improved financial performance.

At the same time, we continued to advance the synergistic development of high-quality content, an expert network, and artificial intelligence (AI) capabilities, which together form the core pillars of the Zhihu community. As AI increasingly reshapes the way expertise and insights are produced, distributed and consumed, we believe Zhihu's ecosystem of authentic, expertise-driven content positions us well to deliver differentiated value in the evolving AI landscape.

Benefiting from the continued execution of our increasingly refined operational strategy and the effective application of AI technologies, we further unlocked operating leverage and delivered stronger financial results. In 2025, we recorded adjusted net income of RMB37.9 million, compared with an adjusted net loss of RMB96.3 million in 2024.

Our ongoing efforts to enhance the trustworthiness of the Zhihu community have driven meaningful improvements in core user engagement, retention, and time spent. Building on this foundation, we have accelerated investment in AI applications designed to empower our diverse and professional creator base while expanding the value of Zhihu's content ecosystem to a broader range of scenarios.

Our Progress in AI

AI represents an important long-term opportunity for Zhihu. As generative AI technologies continue to evolve rapidly, the availability of authentic and high-quality human-generated content has become increasingly important in improving the reliability and usefulness of AI systems. Over more than a decade, Zhihu has accumulated a substantial amount of professional discussions contributed by real users across a wide range of domains. Together with our professional creator community, these content assets position Zhihu as a differentiated source of trusted content within the broader AI ecosystem.

Our community has long served as an important venue for discussions on emerging technologies. Topics related to AI were actively discussed on Zhihu well before the recent surge of interest driven by the release of new open-source models. Within the Zhihu community, users engage in discussions not only on macro-level topics such as large language models (LLMs) and intelligent agents, but also on foundational technologies including embodied AI, autonomous driving, robotics and model optimization.

High quality and professional content from the Zhihu community is increasingly being cited by a growing number of leading large AI models and AI search engines outside our community. We are pleased to see Zhihu serve as a key source for credible information and research, especially in practical use cases such as scientific education, consumer decision-making, and career development. According to a Qbit Research Institute study (量子位智庫), AI assistants frequently reference content from community platforms in professional domains, with Zhihu ranking highest among them.

During the year, we continued to enhance the integration of AI technologies within our community. Our AI-native search solution, Zhihu Zhida (知乎直答), represents an important application-layer product within our ecosystem. Throughout 2025, Zhihu Zhida experienced notable growth in overall usage and penetration within our community, reflecting the continued evolution of our underlying AI capabilities in real user scenarios. Toward the end of 2025, we completed an upgrade of Zhihu's integrated search system with enhanced AI capabilities, improving the discovery and accessibility of high-quality content for users.

Across our community ecosystem, we continue to strengthen our underlying AI capabilities to enhance experiences for both creators and users. AI is increasingly becoming an important foundational capability that connects content, creators and users, improving the efficiency of content production and distribution while expanding the circulation and value of community content across different scenarios. At the same time, we have expanded the application of AI technologies across our internal operations to improve operational efficiency and support the healthy development of our community ecosystem.

Looking ahead, we will continue to invest in AI technology at the application layer and further deepen its integration across our platform. Through these efforts, we expect to enhance user experience, support professional creators and further improve circulation and value of high-quality content within the Zhihu community.

At the same time, as we continue to strengthen the trustworthiness of our community ecosystem, the development of our AI capabilities is also expected to further improve operating efficiency across our existing businesses and support the development of AI-related applications and services, including broader usage scenarios beyond the Zhihu community.

Zhihu Content

Zhihu has long been the go-to platform for in-depth and vibrant discussions across a wide range of professional and lifestyle fields. The continuous generation of high-quality content remains a key driver of user engagement and community trust.

Building on our existing TopicRank algorithm, we further developed a Trustworthy Content Model that combines AI technologies with community interactions to dynamically identify and classify content based on quality. This approach helps ensure that professional and credible content is surfaced more effectively within the community. Furthermore, the transition to algorithm-driven workflows has significantly improved our community governance efficiency, enabling the dynamic suppression of low-quality content.

In 2025, we continued to promote creator engagement across multiple vertical domains through a range of community initiatives, encouraging the continuous creation of authentic, in-depth, high-quality content. As a result, the cumulative pieces of content on our platform reached 953.9 million as of December 31, 2025, up 9.1% year over.

Leveraging the strong foundation of the Zhihu community, our premium short story ecosystem continues to attract significant user interest. Our premium content library, including short stories, continued to expand in 2025, attracting new subscribers while encouraging increased consumption among existing subscribers.

At the same time, we continued to unlock the monetization potential of our premium short story intellectual properties (IPs). Selected titles from Zhihu's content library have been adapted into new AI-driven content formats, including short-form dramas and comic dramas ("漫劇"), extending the lifecycle and commercial value of our content assets. These formats are currently in the early stages of industry development. Rapid advances in generative technologies are improving production efficiency and enabling more scalable development of digital content IP.

In addition, we have expanded our premium content offerings to include mid-to-long-form content. Going forward, we will continue to integrate these formats to better serve a broader range of audience preferences and further enhance the overall value of our premium content ecosystem.

Zhihu Users

Following the streamlining of our community-related user acquisition spending, our monthly active user base remained stable in 2025. At the same time, user engagement metrics improved, with increased time spent, stronger retention among core users and more active participation within the community.

Our average monthly subscribing members was 13.5 million in 2025, representing a 10.0% decrease from 15.0 million in 2024.

We continue to maintain a young and diverse user base. As of December 31, 2025, approximately 73.2% of our active users were under 30, while female users accounted for approximately 59.6% of our total number of active users in December 2025.

Zhihu has grown into an important platform for professional users across a wide range of industries. Many users first joined Zhihu during their academic years and have since become long-term participants in the community, contributing high-quality content while continuing to engage with the platform as active users.

Content Creators

Our vibrant creator ecosystem remains a key strength of the Zhihu platform. We continue to encourage users to share their expertise and perspectives, equipping them with tools and mechanisms that support high-quality content creation and community interaction.

As of December 31, 2025, Zhihu had 80.3 million cumulative content creators, representing a year-over-year increase of 3.3%. The continued expansion of our creator base reflects the strong engagement of our community and the sustained production of expertise-driven content across a wide range of topics.

Within this ecosystem, professional creators and domain experts form the backbone of the Zhihu community. These contributors generate trusted, in-depth content that differentiates Zhihu from other online platforms and strengthens the credibility of our community. In 2025, the number of verified honored creators increased by 29.4% year-over-year.

Zhihu has also become an important venue for discussions among professionals in emerging technology fields. Activity among top-tier creators in areas such as AI continued to grow during the year, with many scholars, entrepreneurs, engineers and developers sharing insights and participating in technical discussions on our platform.

To further support our content creators, we continued to enhance our creation tools and product features. Updates to our "Ideas" and "Column" products improved the publishing experience for professional creators and enabled them to engage more effectively with their audiences. Additionally, we leveraged AI Agents to efficiently incubate mid-tier creators, lowering creation barriers and boosting high-quality content distribution.

Monetization

Our total revenues were RMB2,749.0 million in 2025, representing a decrease of 23.6% from RMB3,598.9 million in 2024. Our content-centric monetization channels currently include marketing services, paid membership, and other services, including emerging monetization initiatives built on our content and creator ecosystem.

Our paid membership services remained our largest revenue contributor, with a 12.7% year-over-year decrease to RMB1,538.9 million in 2025 from RMB1,762.0 million in 2024. During the year, we continued to expand our premium content offerings, particularly within the Yanyan Story ecosystem and introduce additional content formats such as audiobooks and audio dramas to enrich user consumption scenarios and support the long-term value of our subscription ecosystem.

Our marketing services business continued to undergo structural optimization. We further refined our client mix and focused on high-value advertisers seeking to reach Zhihu's professional user base through trusted content environments.

Beyond memberships and marketing services, we also continued to expand the commercialization of our content intellectual properties through cross-media adaptations and IP licensing. Selected titles from the Yanyan Story content library were adapted into new AI-driven content formats, including short-form dramas and comic dramas during the year, demonstrating the growing commercial potential of Zhihu's premium content assets.

At the same time, we are actively exploring new monetization opportunities supported by AI technologies. Leveraging our professional creator network and expertise-driven content ecosystem, we are gradually exploring AI-related services and applications that may enable new forms of value creation across our platform.

For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to 2026, we will continue to focus on strengthening the long-term health of our community ecosystem while pursuing sustainable growth. Our priorities include deepening user engagement, encouraging the creation of high-quality content and further empowering professional creators across our platform.

At the same time, we will continue to deepen the integration of AI technologies across our products and operations. Through these efforts, we aim to further enhance user experience, improve operational efficiency and expand the circulation and value of high-quality knowledge within the Zhihu ecosystem.

We will further optimize the balance between our community and commercial ecosystems, enhance monetization tools available to professional creators, upgrade our products to better serve high-value users and improve operating efficiency through disciplined spending.

In addition, we are accelerating the exploration of AI-related monetization opportunities. As LLMs increasingly require high-quality, traceable and structured information sources, we believe Zhihu's expert network and authentic discussion scenarios provide a strong foundation for developing new forms of AI-enabled data solutions. We will continue to explore potential commercialization pathways, including broader collaborations and applications across the AI ecosystem.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2025	2024
	(RMB in thousands)	
Revenues:		
Marketing services	**843,933**	1,247,092
Paid membership	**1,538,942**	1,761,978
Others[1]	**366,129**	589,835
Total revenues	**2,749,004**	3,598,905
Cost of revenues	**(1,101,259)**	(1,418,076)
Gross profit	**1,647,745**	2,180,829
Selling and marketing expenses	**(1,252,274)**	(1,599,186)
Research and development expenses	**(524,996)**	(732,553)
General and administrative expenses	**(251,419)**	(330,173)
Impairment of goodwill	**(126,344)**	–
Total operating expenses	**(2,155,033)**	(2,661,912)
Loss from operations	**(507,288)**	(481,083)
Other income/(expenses):		
Investment income	**231,864**	65,441
Interest income	**71,542**	114,964
Fair value change of financial instruments	**–**	78,405
Exchange (losses)/gains	**(233)**	1,013
Others, net	**30,641**	42,902
Loss before income tax	**(173,474)**	(178,358)
Income tax (expenses)/benefits	**(21,687)**	9,391
Net loss	**(195,161)**	(168,967)
Net loss/(income) attributable to noncontrolling interests	**2,260**	(2,835)
Net loss attributable to Zhihu Inc.'s shareholders	**(192,901)**	(171,802)

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

	For the Year Ended December 31,	
	2025	2024
	(RMB in thousands)	
Net loss	**(195,161)**	(168,967)
Other comprehensive (loss)/income:		
Foreign currency translation adjustments	**(46,102)**	32,964
Total other comprehensive (loss)/income	**(46,102)**	32,964
Total comprehensive loss	**(241,263)**	(136,003)
Comprehensive loss/(income) attributable to noncontrolling interests	**2,243**	(2,865)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(239,020)**	(138,868)

Note:

(1) Starting from the third quarter of 2025, the Company simplified its revenue stream by reclassifying vocational training into "others" to align with its overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Revenues

Our total revenues were RMB2,749.0 million in 2025, compared with RMB3,598.9 million in 2024. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2025 and 2024, respectively:

	For the Year Ended December 31,			
	2025		2024	
	RMB	**%**	**RMB**	**%**
	(in thousands, except percentages)			
Revenues				
Marketing services	**843,933**	**30.7**	1,247,092	34.7
Paid membership	**1,538,942**	**56.0**	1,761,978	49.0
Others	**366,129**	**13.3**	589,835	16.3
Total	**2,749,004**	**100.0**	3,598,905	100.0

Marketing services revenue was RMB843.9 million in 2025, compared with RMB1,247.1 million in 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid membership revenue was RMB1,538.9 million in 2025, compared with RMB1,762.0 million in 2024. The decrease was primarily due to a decline in the number of our average monthly subscribing members.

Other revenues were RMB366.1 million in 2025, compared with RMB589.8 million in 2024. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of Revenues

Our cost of revenues decreased by 22.3% to RMB1,101.3 million from RMB1,418.1 million in 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in personnel-related expenses.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2025 and 2024, respectively:

	For the Year Ended December 31,			
	2025		2024	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**573,947**	**20.9**	707,710	19.7
Cloud service and bandwidth costs	**161,473**	**5.9**	195,248	5.4
Staff costs	**142,162**	**5.2**	218,873	6.1
Payment processing costs	**132,248**	**4.8**	168,151	4.7
Others	**91,429**	**3.3**	128,094	3.5
Total	**1,101,259**	**40.1**	1,418,076	39.4

Gross Profit and Margin

Gross profit was RMB1,647.7 million in 2025, compared with RMB2,180.8 million in 2024. *Gross margin* remained stable at 60.6% in 2024 and 59.9% in 2025.

Operating Expenses

Total operating expenses decreased by 19.0% to RMB2,155.0 million in 2025 from RMB2,661.9 million in 2024.

Selling and marketing expenses decreased by 21.7% to RMB1,252.3 million from RMB1,599.2 million in 2024. The decrease was primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 28.3% to RMB525.0 million from RMB732.6 million in 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 23.9% to RMB251.4 million from RMB330.2 million in 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Impairment of goodwill was RMB126.3 million in 2025, compared with nil in 2024. The impairment was primarily attributable to goodwill associated with our prior acquisitions, mainly driven by lower valuations amid the current market condition.

Loss from Operations

Loss from operations was RMB507.3 million in 2025, compared with RMB481.1 million in 2024.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) narrowed by 33.6% to RMB269.2 million from RMB405.4 million in 2024.

Investment Income

Investment income was RMB231.9 million in 2025, compared with RMB65.4 million in 2024. The increase was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in 2025.

Net Loss

Net loss was RMB195.2 million in 2025, compared with RMB169.0 million in 2024.

Adjusted Net Income/(Loss) (Non-GAAP)

Adjusted net income (non-GAAP) was RMB37.9 million in 2025, compared with an adjusted net loss of RMB96.3 million in 2024.

Liquidity and Capital Resources

In 2025, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,451.2 million and RMB4,859.0 million as of December 31, 2025 and 2024, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	
	2025	2024
	(RMB in thousands)	
Net cash used in operating activities	**(363,605)**	(280,185)
Net cash (used in)/provided by investing activities	**(116,301)**	2,562,617
Net cash used in financing activities	**(131,629)**	(403,862)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**(18,293)**	14,851
Net (decrease)/increase in cash, cash equivalents and restricted cash	**(629,828)**	1,893,421
Cash, cash equivalents and restricted cash at the beginning of the year	**4,000,060**	2,106,639
Cash, cash equivalents and restricted cash at the end of the year	**3,370,232**	4,000,060

Significant Investments

We did not make or hold any significant investments in 2025.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures in 2025.

Pledge of Assets

As of December 31, 2025, no group assets of ours were pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2025.

Gearing Ratio

As of December 31, 2025, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was 0.9%, compared with zero as of December 31, 2024.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of December 31, 2025, we did not have any material contingent liabilities.

Employees and Remuneration

As of December 31, 2025, we had 1,154 full-time employees. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the "**Audit Committee**") in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is currently comprised of three independent non-executive Directors, namely Dr. Li-Lan Cheng, Ms. Hope Ni, and Mr. Derek Chen. Dr. Li-Lan Cheng, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Annual Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The Unaudited Annual Results disclosed in this announcement are preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the Reporting Period is still in progress. The figures in respect of the Company's unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated balance sheets and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)) or on the New York Stock Exchange. As of December 31, 2025, the Company did not hold any treasury shares (as defined in the Listing Rules).

Dividend

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,	
		2025	2024
		RMB	*RMB*
Revenues	6	**2,749,004**	3,598,905
Cost of revenues		**(1,101,259)**	(1,418,076)
Gross profit		**1,647,745**	2,180,829
Operating expenses:			
Selling and marketing expenses		**(1,252,274)**	(1,599,186)
Research and development expenses		**(524,996)**	(732,553)
General and administrative expenses		**(251,419)**	(330,173)
Impairment of goodwill		**(126,344)**	–
Total operating expenses		**(2,155,033)**	(2,661,912)
Loss from operations		**(507,288)**	(481,083)
Other income/(expenses):			
Investment income		**231,864**	65,441
Interest income		**71,542**	114,964
Fair value change of financial instruments		**–**	78,405
Exchange (losses)/gains		**(233)**	1,013
Others, net		**30,641**	42,902
Loss before income tax		**(173,474)**	(178,358)
Income tax (expenses)/benefits	7	**(21,687)**	9,391
Net loss		**(195,161)**	(168,967)
Net loss/(income) attributable to noncontrolling interests		**2,260**	(2,835)
Net loss attributable to Zhihu Inc.'s shareholders		**(192,901)**	(171,802)
Net loss		**(195,161)**	(168,967)
Other comprehensive (loss)/income:			
Foreign currency translation adjustments		**(46,102)**	32,964
Total other comprehensive (loss)/income		**(46,102)**	32,964

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,	
		2025	2024
		RMB	*RMB*
Total comprehensive loss		**(241,263)**	(136,003)
Comprehensive loss/(income) attributable to noncontrolling interests		**2,243**	(2,865)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(239,020)**	(138,868)
Net loss per share, basic and diluted	5	**(0.80)**	(0.63)
Weighted average number of ordinary shares, basic and diluted	5	**240,043,649**	273,560,865
Share-based compensation expenses included in:			
Cost of revenues		**(595)**	3,949
Selling and marketing expenses		**31**	(1,975)
Research and development expenses		**5,501**	7,916
General and administrative expenses		**82,346**	49,372

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2025	As of December 31, 2024
		RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents		**3,369,154**	3,999,160
Term deposits		**30,000**	320,088
Short-term investments		**840,938**	538,816
Restricted cash		**1,078**	900
Trade receivables	3	**357,998**	420,636
Amounts due from related parties		**25,570**	41,588
Prepayments and other current assets		**107,265**	163,446
Total current assets		**4,732,003**	5,484,634
Non-current assets:			
Property and equipment, net		**5,349**	8,490
Intangible assets, net		**29,588**	54,534
Goodwill		**–**	126,344
Long-term investments, net		**158,480**	51,176
Term deposits		**210,000**	–
Right-of-use assets		**42,063**	7,151
Other non-current assets		**13,391**	623
Total non-current assets		**458,871**	248,318
Total assets		**5,190,874**	5,732,952
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	4	**681,307**	835,688
Salary and welfare payables		**188,038**	275,260
Taxes payable		**16,285**	22,081
Contract liabilities		**186,034**	235,539
Amounts due to related parties		**16,135**	6,825
Short-term lease liabilities		**21,382**	17,308
Short-term borrowings		**35,000**	–
Other current liabilities		**124,233**	131,955
Total current liabilities		**1,268,414**	1,524,656

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2025 RMB	As of December 31, 2024 RMB
Non-current liabilities:			
Long-term lease liabilities		**15,592**	1,823
Deferred tax liabilities		**27,174**	6,830
Other non-current liabilities		**4,650**	3,957
Total non-current liabilities		**47,416**	12,610
Total liabilities		**1,315,830**	1,537,266
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2025 and 2024, respectively; 249,007,733 and 246,496,859 shares issued and outstanding as of December 31, 2025 and 2024, respectively)		**195**	191
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2025 and 2024, respectively; 15,446,778 and 15,446,778 shares issued and outstanding as of December 31, 2025 and 2024, respectively)		**12**	12
Treasury stock		**(275,059)**	(112,057)
Additional paid-in capital		**13,183,041**	13,113,010
Statutory reserves		**706**	435
Accumulated other comprehensive (loss)/income		**(33,736)**	12,383
Accumulated deficit		**(9,071,023)**	(8,877,851)
Total Zhihu Inc.'s shareholders' equity		**3,804,136**	4,136,123
Noncontrolling interests		**70,908**	59,563
Total shareholders' equity		**3,875,044**	4,195,686
Total liabilities and shareholders' equity		**5,190,874**	5,732,952

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and other services in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities' economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group's unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d)   Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the unaudited condensed consolidated statements of operations and comprehensive loss.

3.   TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of December 31, 2025 RMB	As of December 31, 2024 RMB
Trade receivables, gross	467,704	568,158
Provision of allowance for expected credit losses	(109,706)	(147,522)
Trade receivables, net	357,998	420,636

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31, 2025 RMB	As of December 31, 2024 RMB
0-3 months	268,458	259,250
3-6 months	55,004	67,422
6-12 months	28,181	47,821
Over 1 year	116,061	193,665
Trade receivables, gross	467,704	568,158

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31, 2025 RMB	As of December 31, 2024 RMB
0-3 months	574,048	658,987
3-6 months	58,898	83,724
6-12 months	37,141	82,946
Over 1 year	11,220	10,031
Total	**681,307**	835,688

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassified to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2025 and 2024. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the year ended December 31, 2025	For the year ended December 31, 2024
Numerator (RMB in thousands):		
Net loss	(195,161)	(168,967)
Net loss/(income) attributable to noncontrolling interests	2,260	(2,835)
Net loss attributable to ordinary shareholders	(192,901)	(171,802)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	240,043,649	273,560,865
Weighted average number of ordinary shares outstanding, diluted	240,043,649	273,560,865
Net loss per share, basic (RMB)	(0.80)	(0.63)
Net loss per share, diluted (RMB)	(0.80)	(0.63)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the years. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the year ended December 31, 2025	For the year ended December 31, 2024
Share options and restricted shares	4,633,590	1,034,425

6. **REVENUE**

Key revenue streams are as below (in thousands):

| | For the year ended December 31, | |
| | **2025** | 2024 |
	RMB	*RMB*
Marketing services	**843,933**	1,247,092
Paid membership	**1,538,942**	1,761,978
Others [(i)]	**366,129**	589,835
Total revenues	**2,749,004**	3,598,905

(i) The Group simplified its revenue stream by reclassifying vocational training into "others" to align with its overall strategy during the year ended December 31, 2025, and the revenue of others for the year ended December 31, 2024 has been retrospectively reclassified.

7. **TAXATION**

(a) **Value-added tax ("VAT")**

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) **Income taxes**

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2025 and 2024. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the years ended December 31, 2025 and 2024.

The components of income tax expenses/(benefits) for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	For the year ended December 31,	
	2025	2024
	RMB	RMB
Current income tax expenses/(benefits)	**1,343**	(6,366)
Deferred income tax expenses/(benefits)	**20,344**	(3,025)
Total	**21,687**	(9,391)

8. **DIVIDEND**

No dividends were declared or paid for the years ended December 31, 2025 and 2024.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The annual report for the Reporting Period will be available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, March 25, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.